Exhibit 99.1

IMC Rare Earths Reports High-Grade Terbium Recoveries of Up to 95.2% at Itarantim Project

Testwork demonstrates exceptionally strong rare earth deposits, prime conditions for extraction, and successful production of mixed rare earth carbonate

SÃO PAULO, BRAZIL — September 10, 2026 — IMC Rare Earths Ltd (“IMC” or the “Company”) (NYSE American: IMC) today announced results from laboratory-scale metallurgical testwork at its Itarantim ionic adsorption clay project in Brazil, including terbium recoveries of up to 95.2% together with the successful production of a mixed rare earth carbonate.

The combination of high terbium grade and strong leachability is particularly significant, indicating rich rare earths and prime conditions for extraction. The Company believes these results place Itarantim among the highest-grade terbium-bearing ionic adsorption clay projects currently being evaluated globally.

Rare earths are critical to today’s and tomorrow’s technologies, including AI, robotics, advanced electronics and defense applications. Amid surging demand, companies and governments will benefit from a more diverse, reliable and secure supply of these essential components.

IMC is seeking to help meet that need through Itarantim, an ionic adsorption clay project in Brazil that hosts approximately 1.1 billion tonnes of Inferred Mineral Resource containing all four principal magnet rare earth elements: neodymium, praseodymium, dysprosium and terbium. The terbium findings are particularly high, measured at an average of 8 ppm terbium from material within a 105.8 million tonne inferred domain.

“We are very encouraged by these results, which mark an important step forward in our project,” said Frank Scolaro, Chief Executive Officer and Chair of IMC Rare Earths. “There has been an awakening around the world that we need greater supplies of rare earths from diverse areas. Our mission is to be a world-class supplier and our immediate focus is on further confirming the richness of our deposits.”

Strong recoveries of critical magnet rare earths

Dysprosium and terbium are among the scarcest and most highly sought-after elements, used in high-performance permanent magnets to help maintain strength at high temperatures. They are critical for applications including electric vehicles, wind turbines, robotics, advanced electronics and defense technologies.

Testwork conducted with the Instituto Federal do Rio Grande do Norte and its EMBRAPII-affiliated CT Mineral laboratory returned strong leach recoveries for magnet rare earth elements, including dysprosium and terbium.

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In the best-performing composite tested, COMP C2, terbium recovery averaged 81.1% and reached as high as 95.2%. Recoveries across the four principal magnet rare earth elements included:

MREO Element	Recovery range	Average recovery

Neodymium (Nd₂O₃)	51.8% – 77.7%	66.1%

Praseodymium (Pr₆O₁₁)	33.1% – 41.1%	36.5%

Dysprosium (Dy₂O₃)	31.3% – 55.6%	46.1%

Terbium (Tb₄O₇)	56.6% – 95.2%	81.1%

Building on the leach results, IMC also successfully produced a mixed rare earth carbonate using an optimized hydrometallurgical route. Mixed rare earth carbonate is an intermediate product that can be further processed to separate individual rare earth elements.

For ionic adsorption clay mineralization, leachability is a key measure of how readily rare earth elements can be released from the clay into solution. The high terbium recoveries achieved in laboratory-scale results provide an important indicator of the characteristics of the Itarantim mineralization.

“These are exceptional testwork results,” said Alexandre Rocha da Rocha, Tenured Professor of Geology at IFRN. “In my view, Itarantim stands as a global leader in scale and quality among ionic adsorption clay deposits. This gives us a clear pathway toward building a diversified supply of these critical magnet materials.”

Next phase of technical work

IMC has engaged ANSTO Minerals to undertake further quantitative metallurgical work on material from Itarantim, building on the results announced today.

The next phase of testing is intended to further quantify recovery performance and the characteristics of the mixed rare earth carbonate, providing additional data as IMC evaluates the project’s potential development pathway.

“IMC’s strengths are the richness of our deposits, the geology that allows efficient extraction, and the location,” Scolaro added. “Itarantim is in Brazil, a well-established mining jurisdiction with strong infrastructure and the local knowledge and technical expertise that have helped bring the project to this point. We aim to meet the world’s demand for a more diverse supply of rare earths.”

About IMC Rare Earths Ltd

IMC Rare Earths Ltd is a mineral exploration and development company focused on the exploration, development and long-term supply of certain rare earth elements. Its principal project is the Itarantim Project, an ionic adsorption clay rare earth deposit located in the states of Bahia and Minas Gerais, Brazil.

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Qualified Person Information

The CT Mineral leach recovery and MREC production testwork information in this announcement has been reviewed and approved by Alexandre Rocha da Rocha, Tenured Professor of Geology at the Federal Institute of Education, Science and Technology of Rio Grande do Norte (IFRN) (BSc in Geology, Universidade Federal do Rio Grande do Norte, 1986; MSc in Geosciences, UFRN, 1999), a Qualified Person as defined under Subpart 1300 of Regulation S-K. Prof. Rocha da Rocha is a distinguished Brazilian exploration geologist with over 40 years of mineral industry experience across Brazil and internationally. Widely recognized as a pioneer of ionic adsorption clay rare earth exploration in Brazil, he played a central role in discovering the country’s first world-class deposits of this style, including the Rocha da Rocha Province in Bahia — which encompasses the Monte Alto deposit, together with Serra Verde’s Pela Ema deposit in Goiás and Aclara’s Carina Project in Nova Roma, Goiás, discoveries that helped establish Brazil as an emerging global source of critical rare earth elements. Prof. Rocha da Rocha has directed the testwork strategy and interpretation of results underpinning Itarantim’s exceptional dysprosium and terbium leach performance.

Cautionary Note on Inferred Mineral Resources

The ~1.1 billion tonne project Inferred Mineral Resource referenced in this announcement is classified entirely as Inferred. Inferred Mineral Resources are considered too speculative to have economic considerations applied and do not have demonstrated economic viability. There is no certainty that further exploration or drilling will result in the upgrading of any part of this Inferred Mineral Resource to an Indicated or Measured Mineral Resource.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements, including statements regarding the Company’s plans and objectives for the Itarantim Project, the targeted conversion of Inferred Mineral Resources to the Indicated category, planned metallurgical and engineering work, future hydrogeological and pilot testing, and potential development pathways.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results, including drilling and resource conversion outcomes, may differ materially from the anticipated results.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to the economic viability of the Itarantim Project; the need for significant capital resources for the development of the Itarantim Project; our ability to successfully begin and sustain mining operations at the Itarantim Project; our ability to manage our development, growth and operating expenses; our lack of operating history on which to judge our business prospects and management; the availability of suitable infrastructure and labor; delays or failures in the performance of the third parties on which we rely; our ability to obtain the necessary permits and licenses for the Itarantim Project, including that, once obtained, such permits and licenses may be suspended, terminated or not renewed by governmental authorities; outbreaks, epidemics or pandemics; mining industry operational risk; severe adverse weather conditions; reputational harm, including as a result of the actual or perceived occurrence of any number of events; our relationships with local communities and other stakeholders; changes in environmental and mining laws, regulations and other legislation; the prices of or demand for rare earth elements; an adverse change in trade relations between the U.S. and Brazil; and those risk factors discussed in the Company’s filings with the Securities and Exchange Commission.

If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. These forward-looking statements are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law.

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